Exhibit 99.1

VNET Reports Unaudited Second Quarter 2024 Financial Results

BEIJING, August 27, 2024 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2024.

“We delivered another solid quarter through continued strong execution of our effective dual-core development strategy,” said Josh Sheng Chen, Founder, Executive Chairperson and interim Chief Executive Officer of VNET. “The wholesale IDC business remained our key growth driver, highlighted by three new orders totaling 235MW for our Ulanqab IDC Campus in the Greater Beijing Area. Climbing utilization rates and a high pre-commitment rate for capacity under construction demonstrate our reliable, high-quality IDC services’ enduring customer appeal in the competitive market. Furthermore, we advanced our AI data center development with steady progress on our green, high-tech Ulanqab IDC Campus, enabling us to seamlessly meet the increasing AI-driven demand. Going forward, we will continue to strengthen our innovative service offerings, vast high-power density resources and diverse AI-related capabilities to drive our healthy development and create value for all of our stakeholders.”

Qiyu Wang, Chief Financial Officer of VNET, commented, “In the second quarter, we remained focused on high-quality revenue businesses while enhancing efficiency and profitability, tactics that continued to yield positive outcomes. Our total net revenues increased by 9.4% year over year to RMB1.99 billion, mainly driven by wholesale revenue growth of 81% year over year, while operating expenses decreased by 7.7% year over year and 36.8% quarter over quarter. Our adjusted EBITDA also grew by 7.3% year over year to RMB573.8 million. In addition, we recorded a net income of RMB71.8 million in the second quarter, a significant improvement from the net loss of RMB159.0 million in the first quarter of 2024, representing a quarter over quarter increase of RMB230.9 million, thanks to our consistent operational improvements. Supported by our robust business fundamentals and healthy cash position, we will continue to invest in our core capabilities and AI-driven opportunities, propelling high-quality, sustainable growth.”

Second Quarter 2024 Financial Highlights

•	Total net revenues increased by 9.4% to RMB1.99 billion (US$274.4 million) from RMB1.82 billion in the same period of 2023.

•	Net revenues from the IDC business[1] increased by 12.1% to RMB1.37 billion (US$188.1 million) from RMB1.22 billion in the same period of 2023.

•	Net revenues from the wholesale IDC business (“wholesale revenues”) increased by 81.0% to RMB402.0 million (US$55.3 million) from RMB222.1 million in the same period of 2023.

•	Net revenues from the retail IDC business (“retail revenues”) decreased by 3.2% to RMB964.8 million (US$132.8 million) from RMB996.6 million in the same period of 2023.

•	Net revenues from the non-IDC business[2] increased by 4.0% to RMB627.0 million (US$86.3 million) from RMB603.1 million in the same period of 2023.

•	Adjusted cash gross profit (non-GAAP) increased by 6.0% to RMB787.3 million (US$108.3 million) from RMB742.9 million in the same period of 2023. Adjusted cash gross margin (non-GAAP) was 39.5%, compared with 40.8% in the same period of 2023.

•	Adjusted EBITDA (non-GAAP) increased by 7.3% to RMB573.8 million (US$79.0 million) from RMB535.0 million in the same period of 2023. Adjusted EBITDA margin (non-GAAP) was 28.8%, compared with 29.4% in the same period of 2023.

•	Net income increased by RMB309.4 million and RMB230.9 million to RMB71.8 million (US$9.9 million) in the second quarter, compared with a net loss of RMB237.6 million in the same period of 2023 and a net loss of RMB159.0 million in the first quarter of 2024, respectively.

1 IDC business refers to managed hosting services, consisting of the wholesale IDC business and the retail IDC business. Beginning in the first quarter of 2024, our IDC business was subdivided into wholesale IDC business and retail IDC business according to the nature and scale of our data center projects. Prior to 2024, the subdivision was based on customer contract types.

2 Non-IDC business consists of cloud services and VPN services.

Second Quarter 2024 Operational Highlights

Wholesale IDC Business3

•	Capacity in service was 332MW as of June 30, 2024, compared with 332MW as of March 31, 2024, and 224MW as of June 30, 2023. Capacity under construction was 279MW as of June 30, 2024.

•	Capacity utilized by customers reached 252MW as of June 30, 2024, compared with 236MW as of March 31, 2024, and 142MW as of June 30, 2023. The sequential increase during the second quarter of 2024 was 16MW, which was mainly contributed by E-JS Campus 02 C data center.

•	Utilization rate[4] of wholesale capacity was 75.9% as of June 30, 2024, compared with 71.0% as of March 31, 2024, and 63.4% as of June 30, 2023.

•	Utilization rate of mature wholesale capacity[5] was 94.9% as of June 30, 2024, compared with 94.6% as of March 31, 2024, and 94.2% as of June 30, 2023.

•	Utilization rate of ramp-up wholesale capacity[6] was 45.7% as of June 30, 2024, compared with 33.6% as of March 31, 2024, and 39.9% as of June 30, 2023.

•	Total capacity committed[7] was 326MW as of June 30, 2024, compared with 326MW as of March 31, 2024, and 194MW as of June 30, 2023.

•	Commitment rate[8] for capacity in service was 98.1% as of June 30, 2024, compared with 98.1% as of March 31, 2024 and 86.7% as of June 30, 2023.

•	Total capacity pre-committed[9] was 238MW and pre-commitment rate[10] for capacity under construction was 85.5% as of June 30, 2024.

Retail IDC Business11

•	Capacity in service was 52,177 cabinets as of June 30, 2024, compared with 52,068 cabinets as of March 31, 2024, and 53,702 cabinets as of June 30, 2023.

•	Capacity utilized by customers reached 33,253 cabinets as of June 30, 2024, compared with 33,312 cabinets as of March 31, 2024, and 33,320 cabinets as of June 30, 2023.

•	Utilization rate of retail capacity was 63.7% as of June 30, 2024, compared with 64.0% as of March 31, 2024, and 62.0% as of June 30, 2023.

•	Utilization rate of mature retail capacity[12] was 72.5% as of June 30, 2024, compared with 72.8% as of March 31, 2024, and 73.5% as of June 30, 2023.

•	Utilization rate of ramp-up retail capacity[13] was 12.7% as of June 30, 2024, compared with 13.0% as of March 31, 2024, and 16.3% as of June 30, 2023.

3 For wholesale IDC business, certain projects hosted in our E-JS02 data center with an aggregate of 27MW capacity were excluded and are expected to be continuously excluded from in-service wholesale due to pending commercial discussion with the client. Such projects were included as in-service wholesale from the first quarter of 2021 to the fourth quarter of 2023, given that such projects had been delivered to the client based on the terms of the MOU.

4 Utilization rate is calculated by dividing capacity utilized by customers by the capacity in service.

5 Mature wholesale capacity refers to wholesale data centers in which utilization rate is at or above 80%.

6 Ramp-up wholesale capacity refers to wholesale data centers in which utilization rate is below 80%.

7 Total capacity committed is the capacity committed to customers pursuant to customer agreements remaining in effect.

8 Commitment rate is calculated by total capacity committed divided by total capacity in service.

9 Total capacity pre-committed is the capacity under construction which is pre-committed to customers pursuant to customer agreements remaining in effect.

10 Pre-commitment rate is calculated by total capacity pre-committed divided by total capacity under construction.

11 For retail IDC business, since the first quarter of 2024, we have excluded a certain number of reserved cabinets from the capacity in service. Reserved cabinets refer to those that have not been utilized on a large scale, those that are planned to be closed, or those that are planned to be further upgraded. As of June 30, 2023, March 31, 2024, and June 30, 2024, 4,426, 4,426, and 4,150 reserved cabinets, respectively, were excluded from the calculation of utilization rate of retail IDC business capacity.

12 Mature retail capacity refers to retail data centers that came into service prior to the past 24 months.

13 Ramp-up retail capacity refers to retail data centers that came into service within the past 24 months, or mature retail data centers that have undergone improvements within the past 24 months.

•	Monthly recurring revenue (MRR) per retail cabinet was RMB8,753 in the second quarter of 2024, compared with RMB8,742 in the first quarter of 2024 and RMB8,931 in the second quarter of 2023.

Second Quarter 2024 Financial Results

TOTAL NET REVENUES: Total net revenues in the second quarter of 2024 were RMB1.99 billion (US$274.4 million), representing an increase of 9.4% from RMB1.82 billion in the same period of 2023. The year-over-year increase was mainly driven by the continued growth of our wholesale IDC business.

Net revenues from IDC business increased by 12.1% to RMB1.37 billion (US$188.1 million) from RMB1.22 billion in the same period of 2023. The year-over-year increase was mainly driven by an increase in wholesale revenues and partially offset by a decrease in retail revenues.

•	Wholesale revenues increased by 81.0% to RMB402.0 million (US$55.3 million) from RMB222.1 million in the same period of 2023.

•	Retail revenues decreased to RMB964.8 million (US$132.8 million) from RMB996.6 million in the same period of 2023.

Net revenues from non-IDC business increased by 4.0% to RMB627.0 million (US$86.3 million) from RMB603.1 million in the same period of 2023. The year-over-year increase was driven by cloud and VPN businesses.

GROSS PROFIT: Gross profit in the second quarter of 2024 was RMB424.9 million (US$58.5 million), representing an increase of 24.0% from RMB342.7 million in the same period of 2023. Gross margin in the second quarter of 2024 was 21.3%, compared with 18.8% in the same period of 2023. The year-over-year increase was primarily attributable to a reduction in depreciation expense due to the change in the estimated useful lives of property and equipment starting from January 1, 2024.

ADJUSTED CASH GROSS PROFIT (non-GAAP), which excludes depreciation, amortization, and share-based compensation expenses, was RMB787.3 million (US$108.3 million) in the second quarter of 2024, compared with RMB742.9 million in the same period of 2023. Adjusted cash gross margin (non-GAAP) in the second quarter of 2024 was 39.5%, compared with 40.8% in the same period of 2023.

OPERATING EXPENSES: Total operating expenses in the second quarter of 2024 were RMB230.3 million (US$31.7 million), compared with RMB249.5 million in the same period of 2023. The decrease in operating expenses was primarily due to a decrease in professional service fees and personnel costs.

Sales and marketing expenses were RMB58.2 million (US$8.0 million) in the second quarter of 2024, compared with RMB63.1 million in the same period of 2023.

Research and development expenses were RMB62.0 million (US$8.5 million) in the second quarter of 2024, compared with RMB81.1 million in the same period of 2023.

General and administrative expenses were RMB107.3 million (US$14.8 million) in the second quarter of 2024, compared with RMB128.0 million in the same period of 2023.

ADJUSTED OPERATING EXPENSES (non-GAAP), which exclude share-based compensation expenses, were RMB243.2 million (US$33.5 million) in the second quarter of 2024, compared with RMB241.5 million in the same period of 2023. As a percentage of total net revenues, adjusted operating expenses (non-GAAP) in the second quarter of 2024 were 12.2%, compared with 13.3% in the same period of 2023.

ADJUSTED EBITDA (non-GAAP): Adjusted EBITDA in the second quarter of 2024 was RMB573.8 million (US$79.0 million), representing an increase of 7.3% from RMB535.0 million in the same period of 2023. Adjusted EBITDA margin (non-GAAP) in the second quarter of 2024 was 28.8%, compared with 29.4% in the same period of 2023.

NET INCOME/LOSS ATTRIBUTABLE TO VNET GROUP, INC.: Net income attributable to VNET Group, Inc. in the second quarter of 2024 was RMB63.7 million (US$8.8 million), compared with a net loss attributable to VNET Group, Inc. of RMB232.9 million in the same period of 2023. The year-over-year increase was mainly due to our consistent operational improvement and decreases in sales and marketing expenses, research and development expenses, general and administrative expenses and foreign exchange loss.

EARNINGS PER SHARE: Basic and diluted earnings per share in the second quarter of 2024 were both RMB0.04 (US$0.01), equivalent to both RMB0.24 (US$0.06) per American depositary share (“ADS”). Each ADS represents six Class A ordinary shares. Diluted earnings per share is calculated using adjusted net income attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

LIQUIDITY: As of June 30, 2024, the aggregate amount of the Company’s cash and cash equivalents, restricted cash and short-term investments was RMB2.22 billion (US$306.0 million).

Total short-term debt consisting of short-term bank borrowings and the current portion of long-term borrowings was RMB1.67 billion (US$230.1 million). Total long-term debt was RMB8.45 billion (US$1.16 billion), comprised of long-term borrowings of RMB6.67 billion (US$917.7 million) and convertible promissory notes of RMB1.78 billion (US$245.1 million).

Net cash generated from operating activities in the second quarter of 2024 was RMB405.2 million (US$55.8 million), compared with RMB423.5 million in the same period of 2023. During the second quarter of 2024, the Company obtained new debt financing, refinancing facilities and other financings of RMB1.45 billion (US$199.3 million).

Business Outlook

The Company expects total net revenues for 2024 to be between RMB7,800 million to RMB8,000 million, representing year-over-year growth of 5.2% to 7.9%, and adjusted EBITDA (non-GAAP) to be in the range of RMB2,220 million to RMB2,280 million, representing year-over-year growth of 8.9% to 11.8%. The above outlook remains unchanged from the previously provided estimates.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions and is subject to change.

Conference Call

The Company's management will host an earnings conference call at 9:00 PM U.S. Eastern Time on Tuesday, August 27, 2024, or 9:00 AM Beijing Time on Wednesday, August 28, 2024.

For participants who wish to join the call, please access the links provided below to complete the online registration process.

English line:

https://s1.c-conf.com/diamondpass/10041484-y4obcl.html

Chinese line (listen-only mode):

https://s1.c-conf.com/diamondpass/10041485-qdkvjp.html

Participants can choose between the English and Chinese options for pre-registration above. Please note that the Chinese option will be in listen-only mode. Upon registration, each participant will receive an email containing details for the conference call, including dial-in numbers, a conference call passcode and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.vnet.com.

A replay of the conference call will be accessible through September 4, 2024, by dialing the following numbers:

US/Canada:	1 855 883 1031
Mainland China:	400 1209 216
Hong Kong, China:	800 930 639
International:	+61 7 3107 6325
Replay PIN (English line):	10041484
Replay PIN (Chinese line):	10041485

Non-GAAP Disclosure

In evaluating its business, VNET considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,500 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "target," "believes," "estimates" and similar statements. Among other things, quotations from management in this announcement as well as VNET's strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET's goals and strategies; VNET's liquidity conditions; VNET's expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET's services; VNET's expectations regarding keeping and strengthening its relationships with customers; VNET's plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET's reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2023	June 30, 2024
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	2,243,537	1,796,105	247,152
Restricted cash	2,854,568	338,846	46,627
Accounts and notes receivable, net	1,715,975	1,802,572	248,042
Short-term Investments	356,820	87,871	12,091
Prepaid expenses and other current assets	2,375,341	2,673,585	367,898
Amounts due from related parties	277,237	345,408	47,530
Total current assets	9,823,478	7,044,387	969,340

Non-current assets:
Property and equipment, net	13,024,393	14,281,580	1,965,211
Intangible assets, net	1,383,406	1,340,625	184,476
Land use rights, net	602,503	593,309	81,642
Operating lease right-of-use assets, net	4,012,329	4,384,000	603,258
Restricted cash	882	882	121
Deferred tax assets, net	247,644	285,199	39,245
Long-term investments, net	757,949	816,423	112,344
Other non-current assets	533,319	372,144	51,209
Total non-current assets	20,562,425	22,074,162	3,037,506
Total assets	30,385,903	29,118,549	4,006,846

Liabilities and Shareholders' Equity
Current liabilities:
Short-term bank borrowings	30,000	562,270	77,371
Accounts and notes payable	696,177	726,827	100,015
Accrued expenses and other payables	2,783,102	2,717,898	373,995
Advances from customers	1,605,247	1,530,852	210,652
Deferred revenue	95,477	87,103	11,986
Income taxes payable	35,197	61,930	8,522
Amounts due to related parties	356,080	379,070	52,162
Current portion of long-term borrowings	723,325	1,110,202	152,769
Current portion of finance lease liabilities	115,806	95,687	13,167
Current portion of deferred government grants	8,062	10,311	1,419
Current portion of operating lease liabilities	780,164	860,446	118,401
Convertible promissory notes	4,208,495	-	-
Total current liabilities	11,437,132	8,142,596	1,120,459

Non-current liabilities:
Long-term borrowings	5,113,521	6,668,842	917,663
Convertible promissory notes	1,769,946	1,781,082	245,085
Non-current portion of finance lease liabilities	1,159,525	1,142,194	157,171
Unrecognized tax benefits	98,457	98,457	13,548
Deferred tax liabilities	688,362	698,162	96,070
Deferred government grants	145,112	260,876	35,898
Non-current portion of operating lease liabilities	3,270,759	3,596,438	494,886
Derivative liability	188,706	185,297	25,498
Total non-current liabilities	12,434,388	14,431,348	1,985,819

Shareholders' equity
Ordinary shares	107	109	15
Additional paid-in capital	17,291,312	17,260,924	2,375,182
Accumulated other comprehensive loss	(14,343)	(20,084)	(2,764)
Statutory reserves	80,615	80,615	11,093
Accumulated deficit	(11,016,323)	(11,139,653)	(1,532,867)
Treasury stock	(326,953)	(173,427)	(23,864)
Total VNET Group, Inc. shareholders’ equity	6,014,415	6,008,484	826,795
Noncontrolling interest	499,968	536,121	73,773
Total shareholders' equity	6,514,383	6,544,605	900,568
Total liabilities and shareholders' equity	30,385,903	29,118,549	4,006,846

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	1,821,744	1,898,126	1,993,760	274,351	3,627,526	3,891,886	535,541
Cost of revenues	(1,478,995)	(1,487,405)	(1,568,865)	(215,883)	(2,932,397)	(3,056,270)	(420,557)
Gross profit	342,749	410,721	424,895	58,468	695,129	835,616	114,984

Operating income (expenses)
Operating income	13,895	3,949	-	-	47,274	3,949	543
Sales and marketing expenses	(63,068)	(71,743)	(58,225)	(8,012)	(128,844)	(129,968)	(17,884)
Research and development expenses	(81,126)	(75,389)	(61,998)	(8,531)	(160,876)	(137,387)	(18,905)
General and administrative expenses	(128,017)	(226,297)	(107,297)	(14,765)	(255,464)	(333,594)	(45,904)
Reversal of (allowance for) doubtful debt	8,833	5,175	(2,753)	(379)	11,282	2,422	333
Total operating expenses	(249,483)	(364,305)	(230,273)	(31,687)	(486,628)	(594,578)	(81,817)

Operating profit	93,266	46,416	194,622	26,781	208,501	241,038	33,167
Interest income	10,038	12,129	5,449	750	15,719	17,578	2,419
Interest expense	(71,709)	(137,682)	(92,172)	(12,683)	(141,495)	(229,854)	(31,629)
Other income	14,192	4,814	30,475	4,193	15,356	35,289	4,856
Other expenses	(320)	(1,422)	(6,900)	(949)	(3,912)	(8,322)	(1,145)
Changes in the fair value of financial liabilities	154	3,858	712	98	21,452	4,570	629
Foreign exchange loss	(271,630)	(28,361)	(4,387)	(604)	(192,997)	(32,748)	(4,506)
(Loss) income before income taxes and gain from equity method investments	(226,009)	(100,248)	127,799	17,586	(77,376)	27,551	3,791
Income tax expenses	(12,545)	(61,384)	(59,149)	(8,139)	(57,431)	(120,533)	(16,586)
Gain from equity method investments	983	2,606	3,199	440	809	5,805	799
Net (loss) income	(237,571)	(159,026)	71,849	9,887	(133,998)	(87,177)	(11,996)
Net loss (income) attributable to noncontrolling interest	4,692	(27,979)	(8,174)	(1,125)	(16,588)	(36,153)	(4,975)
Net (loss) income attributable to the VNET Group, Inc.	(232,879)	(187,005)	63,675	8,762	(150,586)	(123,330)	(16,971)

(Loss) earnings per share
Basic	(0.26)	(0.12)	0.04	0.01	(0.17)	(0.08)	(0.01)
Diluted	(0.26)	(0.12)	0.04	0.01	(0.19)	(0.08)	(0.01)
Shares used in (loss) earnings per share computation
Basic*	888,705,981	1,568,300,360	1,594,662,099	1,594,662,099	888,555,145	1,581,481,229	1,581,481,229
Diluted*	888,705,981	1,568,300,360	1,595,517,338	1,595,517,338	905,386,636	1,581,481,229	1,581,481,229

(Loss) earnings per ADS (6 ordinary shares equal to 1 ADS)
Basic	(1.56)	(0.72)	0.24	0.06	(1.02)	(0.48)	(0.06)
Diluted	(1.56)	(0.72)	0.24	0.06	(1.14)	(0.48)	(0.06)

* Shares used in (loss) earnings per share/ADS computation were computed under weighted average method.

VNET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	342,749	410,721	424,895	58,468	695,129	835,616	114,985
Plus: depreciation and amortization	400,173	352,604	364,616	50,173	802,050	717,220	98,693
Plus: share-based compensation expenses	-	2,190	(2,190)	(301)	-	-	-
Adjusted cash gross profit	742,922	765,515	787,321	108,340	1,497,179	1,552,836	213,678
Adjusted cash gross margin	40.8%	40.3%	39.5%	39.5%	41.3%	39.9%	39.9%

Operating expenses	(249,483)	(364,305)	(230,273)	(31,687)	(486,628)	(594,578)	(81,817)
Plus: share-based compensation expenses	8,006	111,681	(12,962)	(1,784)	16,342	98,719	13,584
Adjusted operating expenses	(241,477)	(252,624)	(243,235)	(33,471)	(470,286)	(495,859)	(68,233)

Operating profit	93,266	46,416	194,622	26,781	208,501	241,038	33,168
Plus: depreciation and amortization	433,735	379,551	394,334	54,262	866,364	773,885	106,490
Plus: share-based compensation expenses	8,006	113,871	(15,152)	(2,085)	16,342	98,719	13,584
Adjusted EBITDA	535,007	539,838	573,804	78,958	1,091,207	1,113,642	153,242
Adjusted EBITDA margin	29.4%	28.4%	28.8%	28.8%	30.1%	28.6%	28.6%

VNET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	June 30, 2023	March 31, 2024	June 30, 2024
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(237,571)	(159,026)	71,849	9,887
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
Depreciation and amortization	433,015	377,086	388,711	53,488
Share-based compensation expenses	8,006	113,871	(15,152)	(2,085)
Others	357,787	137,297	101,890	14,021
Changes in operating assets and liabilities
Accounts and notes receivable	8,388	(226,973)	142,469	19,604
Prepaid expenses and other current assets	70,627	(44,104)	(79,893)	(10,993)
Accounts and notes payable	33,434	77,668	(47,018)	(6,470)
Accrued expenses and other payables	(5,950)	56,105	(61,463)	(8,458)
Deferred revenue	(35,743)	5,626	(14,000)	(1,926)
Advances from customers	(114,977)	(11,090)	(63,305)	(8,711)
Others	(93,540)	(58,873)	(18,884)	(2,599)
Net cash generated from operating activities	423,476	267,587	405,204	55,758

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(394,812)	(1,005,368)	(998,489)	(137,397)
Purchases of intangible assets	(10,178)	(5,965)	(7,594)	(1,045)
(Payments for) proceeds from investments	(655,815)	359,239	(138,224)	(19,020)
Proceeds from other investing activities	9,295	1,154	117,209	16,128
Net cash used in investing activities	(1,051,510)	(650,940)	(1,027,098)	(141,334)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	169,204	1,156,279	690,848	95,064
Repayments of bank borrowings	(55,865)	(51,441)	(533,324)	(73,388)
Repurchase of 2025 Convertible Notes	(380,333)	-	-	-
Repurchase of 2026 Convertible Notes	-	(4,262,340)	-	-
Payments for finance leases	(67,172)	(39,602)	(9,586)	(1,319)
Proceeds from other financing activities	285,013	591,446	516,493	71,072
Net cash (used in) generated from financing activities	(49,153)	(2,605,658)	664,431	91,429

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	51,314	(20,050)	3,370	464
Net (decrease) increase in cash, cash equivalents and restricted cash	(625,873)	(3,009,061)	45,907	6,317
Cash, cash equivalents and restricted cash at beginning of period	3,242,842	5,098,987	2,089,926	287,583
Cash, cash equivalents and restricted cash at end of period	2,616,969	2,089,926	2,135,833	293,900